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FIRM /AFFILIATE OFFICES

April 25, 2012

VIA EDGAR AND FEDERAL EXPRESS

Brian Cascio, Accounting Branch Chief

Gary Todd, Reviewing Accountant

Jeanne Bennett, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

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Re:	Advanced Micro Devices, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-07882

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we are hereby responding to the letter dated April 12, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	We see the disclosure of adjusted free cash flow in the second paragraph of the Overview. Please tell us how this disclosure fully considers the guidance from S-K Item 10(e)(i). In that regard, it is unclear how you have provided a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles.

April 25, 2012

Response: In response to the Staff’s comment, the Company respectfully submits that it expressly included a cross-reference (describing that its non-GAAP adjusted free cash flow “is described in more detail in the “Financial Condition – Liquidity” section) to comply with Item 10(e)(i) of Regulation S-K. In the referenced Liquidity section (on page 46 of the Form 10-K), the Company includes the appropriate discussion of the most directly comparable GAAP financial measure, net cash provided by operating activities, along with the required reconciliation and an explanation as to why the Company believes the non-GAAP financial measure is useful to investors. The Company notes that net cash provided by operating activities is also presented on the face of the Consolidated Statement of Cash Flows in Item 8 of the Form 10-K and that this GAAP financial measure is discussed in great detail in the Operating Activities section of Financial Condition in the MD&A. Accordingly, the Company believes that on balance, the GAAP financial measure is presented with equal or greater prominence than that of the non-GAAP financial measure, which is mentioned in the Overview section of the MD&A (and with the cross-reference to the GAAP financial measure discussed above). Notwithstanding the foregoing, the Company will include in future filings the GAAP financial measure cash flows from operating activities in the Overview section of the MD&A if it includes adjusted free cash flow in that section.

Financial Condition, page 45

2.	We see that you report approximately $1.8 billion in cash and investments and that you have substantial debt and other cash commitments. In that regard, please tell us how you considered whether to disclose the amount of cash and investments held outside of the United States. Also, to the extent significant to an understanding of your liquidity, clarify whether there are any matters that could impact your ability to use cash and investments held outside of the United States for domestic or for other general corporate purposes.

Response: In response to the Staff’s comment, the Company notes to the Staff that, as of December 31, 2011, approximately 93% of the Company’s $1.8 billion of cash and investments were held in the United States. The Company therefore concluded that the amount of cash and investments held outside of the United States was not material for disclosure purposes. The Company’s cash strategy is generally to limit the amount of cash held outside the United States to the amount necessary to accommodate operating expenses at the local foreign level. Accordingly, the Company does not believe that the amount of its cash and investments residing outside the United States gives rise to any matters material to an understanding of the Company’s liquidity. The Company believes that it can satisfy its obligations in the normal course, including for domestic or other general corporate purposes, with its cash and investments held in the United States.

Item 8. Financial Statements

Note 13: Segment Reporting, page 86

3.	Tell us where you have disclosed the amount of depreciation and amortization expense included in each segment’s results as required by FASB ASC 280-10-50-22. While you disclose that your CODM does not evaluate operating segments using discrete asset information, we note that one of the measures used to evaluate segment results is operating income (loss), of which depreciation and amortization expense is a component. If you concluded that the disclosure was not required, please tell us why and explain how you considered ASC 280-10-55-12 through 55-15 in reaching your conclusion.

April 25, 2012

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not disclose the amount of depreciation and amortization expense included in its segment results because the Company does not separately track depreciation and amortization expense by segment. The Company tracks its operating costs by functions/cost centers. To determine operating income by segment, these functional/cost center costs, including depreciation and amortization expenses, are allocated across the segments. The Company bases the allocation primarily on certain factors such as headcount, revenue and manufacturing cost. Depending on the nature of the cost centers, there could be more than one layer of allocation performed. For fiscal 2011, total depreciation and amortization expense was $317 million compared to total manufacturing and operating expense of $6.2 billion, or approximately 5% of total expense which is not significant to total expense. As a result of the factors discussed above, the Company concluded that additional disclosure of depreciation and amortization expense would not have a meaningful impact on the understanding of its segment reporting.

4.	We note from your business discussion on pages two through seven that you appear to describe several product lines under each of the two reportable segments, in-part organized by type of product and in-part organized by end use. In this regard, please tell us how the notes to your financial statements consider the product line disclosure guidance from FASB ASC 280-10-50-40.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company considered and followed the disclosure guidance from FASB ASC 280-10-50-40. As expressly permitted, the Company grouped similar products into their respective reportable segments and the revenues reported for these segments represent the combined revenues for these similar products.

The Company has two segments: (1) the Computing Solutions Segment, which is comprised of products that are computational in nature; and (2) the Graphics Segment, which is comprised of products designed to improve the visual experience with better image resolution and definition.

Under the Computing Solutions segment, the Company has grouped products together with similar characteristics, including functionality, production and customers. The products included in this segment are based on the technology in the central processing unit (the “CPU”) which is the portion of a computer system that carries out the instructions of a computer program, to perform the basic arithmetical, logical and input/output operations of the computer system. The CPU plays a role analogous to the brain in the computer. CPUs are used in microprocessor products for desktop PCs, mobile devices, servers, and embedded processor products. The Company includes chipsets in this segment as they are required for the CPU to communicate with the other components within a computer. The CPU product differentiation used in desktop PCs, mobile devices and other devices is based on the computational ability and power consumption of the CPU, as opposed to being a different underlying technology or product.

All of the Computing Solutions Segment’s CPUs are based on the same x86 technology. All of the CPUs in the Computer Solutions segment have a similar design and production process that begins with the Company’s electrical engineers designing the CPU and specifying the signals, inputs, outputs and voltages needed. The Company then provides the CPU specifications to a manufacturer specializing in wafer fabrication (commonly called a “fab”). The fab then uses a blank silicon wafer to manufacture the Company’s CPUs based on the Company’s design. The fab then provides the completed silicon wafers back to the Company, and the Company completes the manufacturing process for the CPUs at its own facilities.

April 25, 2012

The Company sells Computing Solutions Segment CPUs primarily to large computer manufactures, such as Hewlett-Packard, Dell, Lenovo or Toshiba, or to distributors who then sell the Company’s products to other computer manufacturers for inclusion in their computer products.

In the Graphics Segment, the Company has also grouped together products with similar characteristics, including functionality, production and customers. The products included in this segment are based on the graphics processing unit (the “GPU”) which is a specialized electronic circuit designed to rapidly manipulate and alter memory to accelerate the building of images in a frame buffer intended for output to a display. GPUs are used in products with the primary function of increasing the speed of rendering images, improving image resolution and improving color definition.

The same underlying technology is used in all of the Company’s GPUs, including desktop PCs, mobile devices, professional workstations, servers and gaming consoles. Unlike the CPU, the GPU is specifically architected for high performance graphics processing. A graphics product can be in the form of either a discrete GPU, an integrated chipset, an embedded graphics processor or a combination of the discrete GPU and integrated/embedded solution working in tandem. Graphics products address the need for visual or parallel processing in various computing and entertainment platforms such as desktop PCs, mobile PCs and workstations. In this way, a dedicated GPU and CPU work in tandem to increase overall speed and performance of the system. In the game console market, the Company also licenses the same GPU technology to the game console manufacturers to increase the speed of rendering images, improve image resolution and improve color definition.

All of the GPUs in the Graphics segment have a similar design and production process that begins with the Company’s electrical engineers designing the GPU and specifying the signals, inputs, outputs and voltages needed. The Company then provides the GPU specifications to a fab that uses a blank silicon wafer to manufacture the Company’s GPUs based on the Company’s design. The fab then provides the completed silicon wafers back to the Company, and the Company completes the manufacturing process for the GPUs at its own facilities or by outsourcing the work to independent back-end facilities.

The Company sells its GPU products primarily to large computer manufacturers, such as Hewlett-Packard, Apple, Dell, or Lenovo, or to Add-in-Board customers such as Asustek.

Based on consideration of the above factors, the Company respectfully submits that the products within the Computing Solutions segment and the Graphics segment are similar for purposes of the disclosure requirements of ASC 280-10-50-40 and that additional disclosure is not required.

*        *        *

April 25, 2012

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051, by email at robert.phillips@lw.com, or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert. W. Phillips

Robert W. Phillips

of Latham & Watkins LLP

cc:	Thomas Seifert, Advanced Micro Devices, Inc.

Harry A. Wolin, Esq., Advanced Micro Devices, Inc.

Linda Lam, Esq., Advanced Micro Devices, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP